Exhibit 3.2

BYLAWS
OF
MATTERHORN MERGER SUB, INC.

A KANSAS CORPORATION AND
WHOLLY OWNED SUBSIDIARY OF
LINDSAY CORPORATION

ARTICLE I.
OFFICES

Section 1. Principal Office. The principal executive office of the corporation is hereby fixed and located at such place as the Board of Directors (herein called the ''Board'') shall determine. The Board is authorized to change the principal executive office from one location to another and to establish other offices at any place or places.

ARTICLE II.
SHAREHOLDERS

Section 1. Place of Meetings. Meetings of shareholders shall be held either at the principal executive office of the corporation or at any other place designated either by the Board or by the written consent of all shareholders entitled to vote thereat.

Section 2. Annual Meetings and Special Meetings. Regular annual meetings of shareholders and any special meetings of shareholders shall be held on the date and at the time as may be fixed by the Board or by the written consent of all shareholders entitled to vote thereat.

ARTICLE III.
DIRECTORS

Section 1. Powers. Subject to limitations of the Articles of Incorporation of the Company (the “Articles”), these Bylaws, and of the Kansas General Corporation Code as to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board.

Section 2. Number of Directors. The authorized number of directors shall be not less than two nor more than five. The exact number of directors shall be fixed, within such limits, by the next sentence hereof or by amendment of the next sentence hereof duly adopted either by the shareholders or by the Board. The exact number of directors shall be two until changed as provided in this Section.

ARTICLE IV.
OFFICERS

Section 1. Officers. The officers of the corporation shall be a President, a Secretary, and a Treasurer. The corporation may also have, at the discretion of the Board, other officers, each to hold office for the period, have authority, and perform duties as the Board may from time to time determine.

Section 2. President. The President shall be the general manager and chief executive officer of the corporation and shall have, subject to the control of the Board, general supervision, direction, and control of the business and officers of the corporation. The President shall preside at all meetings of the shareholders. The President shall have the general powers and duties of management usually vested in the office of president and general manager of a corporation and other powers and duties prescribed by the Board.

Section 3. Secretary. The Secretary shall record and keep or cause to be recorded and kept, at the principal executive office or such other place as the Board may order, a book of minutes of all meetings of the shareholders, the Board, and its committees, and a share register or a duplicate share register.
The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board and any committees of the Board required by the Bylaws or by law to be given. The Secretary shall have other powers and duties as prescribed by the Board.

Section 4. Treasurer. The Treasurer shall maintain, or cause to be maintained, adequate and correct accounts of the properties and financial and business transactions of the corporation, and shall send or cause to be sent to the shareholders of the corporation such financial statements and reports as are by law or these Bylaws required to be sent to them. The books of account shall at all times be open to inspection by any director. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the Board. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the President and the directors, whenever they request it, an account of all transactions as Treasurer and of the financial condition of the corporation, and shall have other powers and duties as prescribed by the Board.

ARTICLE V.
STOCK CERTIFICATES

Section 1. Stock Certificates. The interest of each shareholder of the corporation shall be evidenced by one or more certificates for shares of stock, certifying the number of shares represented thereby and in such form not inconsistent with the Articles as the Board may from time to time prescribe.

ARTICLE VI.
INDEMNIFICATION

Section 1. Right to Indemnification. The corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that such person, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. The corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board.

Section 2. Payment of Expenses. The corporation shall pay the expenses (including attorneys’ fees) incurred in defending any proceeding referred to above in advance of its final disposition; provided, however, that the payment of expenses incurred by a person referred to above in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should ultimately be determined that the person is not entitled to be indemnified under this Article or otherwise.
Section 3. Claims. If a claim for indemnification or payment of expenses under this Article is not paid in full within sixty days after a written claim therefor has been received by the corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
Section 4. Non-Exclusivity of Rights. The rights conferred on any person by this Article VI shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute or agreement.
Section 5. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

ARTICLE VII.
AMENDMENTS

Section 1. Amendments. These Bylaws may be amended or repealed either by approval of the shareholders or by approval of the Board, except to the extent (a) the Articles or the Kansas General Corporation Code reserves that power exclusively to the shareholders or (b) the shareholders in amending, repealing, or adopting a bylaw expressly provide that the Board may not amend, repeal, or reinstate that bylaw.

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